September 21, 2020

Ryan Sutcliffe, Esq.

U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Institutional Income Funds, Inc. (“Registrant”)
  on behalf of the following series and classes:

   T. Rowe Price Institutional Core Plus Fund (the “Fund”)

  File Nos.: 333-84634 / 811-21055

Dear Mr. Sutcliffe:

The following is in response to your comments provided on September 15, 2020, regarding the Registrant’s registration statement filed on Form N-1A on July 31, 2020 (the “Registration Statement”). Your comments and our responses are set forth below.

General

Comment: Please provide a reasonable reproduction of these comments along with your response to each comment as a correspondence in EDGAR. Please also include a redline version of the prospectus and statement of additional information (“SAI”) showing how each comment was incorporated (as applicable) in the correspondence filing.

Response: We intend to file a reasonable reproduction of these comments along with our responses to each comment as a correspondence in EDGAR. We intend to also include a redline version of the prospectus and SAI showing how each comment was incorporated (as applicable) in the correspondence filing.

Comment: Please respond to our comments no later than 5 business days before the filing will go effective automatically. If that is not possible, please file an amendment to delay effectiveness in order to provide time to resolve all staff comments.

Response: We intend to respond to your comments no later than 5 business days before the filing will go effective automatically.

Comment: The facing page indicates that the filing will go effective 75 days after the initial filing but the correspondence indicates Oct. 1. Please clarify which is correct and propose a solution.

Response: We intend to file a request for acceleration under Rule 461 at least two business days prior to our anticipated effective date of October 1, 2020.

Prospectus

Comment: We are aware that there is an explanation of duration in the Item 9 disclosure; however, we feel that an explanation of the concept of duration and an example be included in the item 4 disclosure.

Response: We intend to add an explanation of the concept of duration and an example in the item 4 disclosure.

Comment: The principal investment strategies section includes the following sentence: “The fund, in the aggregate, will seek to maintain a weighted average credit rating of A- or better, based on the weighted average credit quality of the fund’s portfolio securities.” Please include the current fund’s current weighted average credit rating after this sentence, if possible.

Response: We intend to add the fund’s average credit rating as of July 31, 2020.

Comment: Does the fund have any maturity requirements? If so, please elaborate in the principal investment strategies section.

Response: We confirm that the fund does not have any maturity requirements.

Comment: The recital of the fund’s principal risks includes risk disclosure on bank loans. However, there was not a discussion of bank loans or leveraged loans in the principal strategies section. Please add relevant disclosure regarding the fund’s investments in bank loans and/or leveraged loans.

In addition, if applicable, if the bank loans reference LIBOR, please either disclose the risks associated with the discontinuation of LIBOR or explain to us why you believe the discontinuation of LIBOR is not a principal risk of the fund.

Response: We intend to add a reference to bank loans in the principal investment strategies section. We note that the fund has included risk disclosure on the LIBOR transition in both the summary and statutory principal risks sections.

Comment: Page 13 of the prospectus states, “The investment objective is a fundamental policy, and shareholder approval is required to substantially change it.” Please justify the use of the word “substantially.” Section 13(a)(3) of the Investment Company Act of 1940 (“1940 Act”) states that no registered investment company shall, unless authorized by the vote of a majority of its outstanding voting securities, deviate from any investment policy which is changeable only if authorized by shareholder vote.

Response: Item 9(a) of Form N-1A requires a fund to state the objective and, if applicable, state that the objective may be changed without shareholder approval. Since the Funds’ investment objective is fundamental and requires shareholder approval to change, we intend to remove this disclosure that appears immediately following the investment objective in section 2 of the prospectuses. We note that the SAI also contains similar disclosure, which states: “Each fund’s investment objective is considered a fundamental policy. As a result, shareholder approval is required to substantively change fund objectives." Because Item 16(c)(vii) of Form N-1A requires this type of disclosure in the SAI, we plan to keep this disclosure but remove the term “substantively.”

Statement of Additional Information (“SAI”)

Comment: The disclosure under the heading “Management Fees” on page 211 indicates that this section applies to all funds except index funds and institutional funds. The fund at hand is an institutional fund, but it is listed in the table included in this section. Please revise the title for this section to exclude this fund.

Response: We intend to revise the disclosure to indicate that the section applies to all funds except index funds and institutional funds, other than the Institutional Core Plus Fund.

Comment: The Fund’s name is incorrectly listed under the heading “Indefinite Expense Limitation Arrangements.” Please revise.

Response: We intend to correct the Fund’s name.

Comment: Part 2 of the SAI includes a recitation of each T. Rowe Price funds’ “fundamental policies.” Policy 4(a) addresses certain funds’ policy on industry concentration and refers to companies “in the same industry.” Pursuant to Item 16(c)(iv) of N-1A, please revise to include “industry or group of industries.” Please add “or group of industries,” unless you have a reason not to. Please explain.

Response: The Fund respectfully submits that the restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), and Item 16(c)(iv) of Form N-1A, which provide that a fund must disclose its policy with respect to concentrating investments in a particular industry or group of industries. None of the funds listed in policy 4(a) have a policy to concentrate their investments in any particular industry or group of industries. Rather, each fund’s policy with respect to industry concentration, as disclosed in the SAI, states that the funds will not concentrate their investments in “any one industry.” Neither Section 8(b)(1)(E) of the 1940 Act, Instruction 4 to Item 9(b)(1), nor Item 16(c)(iv) of Form N-1A, require the funds to disclose a policy not to concentrate their investments with respect to both industries and groups of industries. The funds submit that the use of the term “or” in this context indicates that a fund must have a concentration policy with respect to particular industries or groups of industries. In addition, each fund’s concentration policy is consistent with concentration policies of other fund complexes.1

1 See, e.g., First American Funds, Inc., Registration Statement filed on Form N-1A on September 18, 2020 (https://www.sec.gov/Archives/edgar/data/0000356134/000089710120000749/faf_485bpos-1.htm); John Hancock Funds II, Registration Statement filed on Form N-1A on September 17, 2020 (https://www.sec.gov/Archives/edgar/data/0001331971/000113322820006101/jhfii-html2991_485bpos.htm); Ashmore Funds, Registration Statement filed on Form N-1A on September 11, 2020 (); Wisdomtree Trust, Registration Statement filed on Form N-1A on September 10, 2020 (); American Balanced Fund, Registration Statement filed on Form N-1A on February 28, 2020 (); American Century Capital Portfolios, Inc., Registration Statement filed on Form N-1A on July 29, 2020 ().

Further, defining “groups of industries” for a non-concentrated fund would be problematic because there are so many different combinations of industries that would need to be monitored.

Lastly, revising the funds’ industry concentration policies to include “group of industries” would materially impact each fund’s policy. In accordance with Section 8(b)(1)(E) of the 1940 Act, a fund’s industry concentration policy is considered fundamental, meaning that it cannot be changed without shareholder approval. As such, this change would not be permissible without first obtaining shareholder approval.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-577-5024.

/s/ Vicki S. Booth

Vicki S. Booth

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.